Real Makes It Easier For Independent Brokerages and Team Leaders to Align with the Nation's Fastest Growing Brokerage

The Private Label program provides the opportunity for independent brokerages to maintain their existing brands, while the ProTeams program allows both teams and independent brokerages to customize their financial models on a per agent basis from a single dashboard

TORONTO & NEW YORK---January 10, 2024 -- The Real Brokerage Inc. (NASDAQ: REAX), today announced the launch of two programs that make it easier for the nation's 100,000+ independent brokerages and team leaders to join Real, while maintaining the brands and compensation structures that are right for their businesses. Already the fastest-growing, publicly traded real estate brokerage as measured by agent growth, both programs are designed to clear the path for independent brokerages and fast-growing teams to benefit from the technology, tools, training and culture of collaboration and performance that Real provides.

"Real is a platform of possibilities. We are focused on providing agents and team leaders with the best platform from which to serve clients and build long-term wealth," said Real President Sharran Srivatsaa. "In today's market, independent brokerage owners and team leaders need a platform that gives them the ability to scale. Our Private Label and ProTeams programs give owners and team leaders the power to overlay the Real model - and all of the benefits associated with being a part of the fastest-growing, publicly traded brokerage firm - without losing their brand or having to alter their economic plan."

Real Chairman and CEO Tamir Poleg said, "We've kicked off 2024 on a strong note, with over 500 agents joining Real in the first week alone, pushing our network past the 14,000 agent mark. With the launch of these new programs, we're set to further accelerate our growth, providing unparalleled opportunities for independent brokerages and teams to expand their businesses with unmatched flexibility and support."

Private Label

Specifically designed for independent brokerages that have spent years building a brand in their local marketplace, Real's Private Label program empowers brokerages to benefit from Real's cutting-edge transaction management platform while maintaining and continuing to invest in their local brand, which often comes with a strong customer base and emotional attachment. The Private Label program will be available immediately to brokerages through an application process in states that allow this type of representation.

Real piloted the Private Label program in five markets over the last 12 months for close to $2 billion in sales volume, including Kofi Nartey and his 12-member Globl RED team, which joined in August 2023.

"Being able to maintain our existing brand and get all the benefits of a tech-forward brokerage partner was a game changer," Nartey said. "We spent the previous three years launching our brand and building brand awareness. Real understood the value of what we had built with Globl RED and wanted to support our continued growth. The Private Label model made the transition easy, as we were able to have a seamless public facing brand transition, while working smoothly behind the scenes to onboard onto the platform. This allowed me and my team to keep our focus on our business and on our clients."

ProTeams

Real's ProTeams program, which launches today to select teams and which will be fully available throughout the U.S. and Canada by the end of the first quarter, gives team leaders the flexibility to customize their team members' caps, splits and fee payments down to the individual team member level, allowing them to continue to embrace the structure that works best for them and reap the benefits associated with being a part of the Real platform.

According to Srivatsaa, the Private Label and ProTeams programs address the biggest concerns of independent brokerages and larger teams interested in making the move to Real.

"Last year, we introduced a number of agent-centric benefits, including healthcare benefits resources and co-sponsored and willable revenue sharing programs," Srivatsaa said. "We are kicking off 2024 with a revenue share retirement benefits program for all Real agents and two game-changing programs that give individual brokerage owners and team leaders the ability to join Real with the brand they've spent millions of dollars building and the financial models that work best for them."

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the U.S. and Canada, Real supports more than 14,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding the success of Real's programs that are available to agents and Real's ability to continue to attract agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns, the success of Real's programs and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221